EXHIBIT 4.3

SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT
THIS SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this "Amendment") is effective as of April 24, 2015 (the "Effective Date") and is made by and among BOB EVANS FARMS, LLC, an Ohio limited liability company (the "Borrower"), the Guarantors party hereto, the Lenders (as defined in the Credit Agreement, defined herein), and PNC BANK, NATIONAL ASSOCIATION, a national banking association, in its capacity as administrative agent (the "Administrative Agent").
WITNESSETH:
WHEREAS, the Borrower, the Guarantors, the Lenders and the Administrative Agent are parties to that certain Amended and Restated Credit Agreement dated as of January 2, 2014, as amended by the First Amendment to Amended and Restated Credit Agreement dated as of July 23, 2014 (as further amended, restated, modified or supplemented from time to time, the "Credit Agreement");
WHEREAS, the Borrower, the Guarantors, the Lenders and the Administrative Agent wish to amend the Credit Agreement, as hereinafter provided.
NOW, THEREFORE, the parties hereto, in consideration of their mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, covenant and agree as follows:
1.Recitals. The foregoing recitals are incorporated herein by reference.
2.Defined Terms. All terms used in this Amendment and not otherwise defined herein shall have the meaning given to them in the Credit Agreement, as amended hereby.
3.Amendments to Credit Agreement.
(a)Definitions. The definitions of "Daily LIBOR Rate" and "LIBOR Rate" in Section 1.1 [Definitions] of the Credit Agreement are hereby amended and restated in their entirety as follows:
Daily LIBOR Rate shall mean, for any day, the rate per annum determined by the Administrative Agent by dividing (x) the Published Rate by (y) a number equal to 1.00 minus the LIBOR Reserve Percentage on such day. Notwithstanding the foregoing, if the Daily LIBOR Rate as determined above would be less than zero (0.00), such rate shall be deemed to be zero (0.00) for purposes of this Agreement.
LIBOR Rate shall mean, with respect to the Loans comprising any Borrowing Tranche to which the LIBOR Rate Option applies for any Interest Period, the interest rate per annum determined by the Administrative Agent by dividing (the resulting quotient rounded upwards, if necessary, to the nearest 1/100th of 1% per annum) (i) the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which US dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by the Administrative Agent as an authorized information vendor for the purpose of displaying rates at which US dollar deposits are offered by leading banks in the London interbank deposit market (for purposes of this definition, an "Alternate Source"), at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period as the London interbank offered rate for U.S. Dollars for an amount comparable to such Borrowing Tranche and having a borrowing date and a maturity comparable to such Interest Period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any Alternate Source, a comparable replacement rate determined by the Administrative Agent at such time (which determination shall be conclusive absent manifest error)), by (ii) a number equal to 1.00 minus the LIBOR Reserve Percentage. Notwithstanding the foregoing, if the LIBOR Rate as determined under any method above would be less than zero (0.00), such rate shall be deemed to be zero (0.00) for purposes of this Agreement.
The LIBOR Rate shall be adjusted with respect to any Loan to which the LIBOR Rate Option applies that is outstanding on the effective date of any change in the LIBOR Reserve Percentage as of such effective date. The Administrative Agent shall give prompt notice to the Borrower of the LIBOR Rate as determined or adjusted in accordance herewith, which determination shall be conclusive absent manifest error.
(b)Clause (v) of Section 8.2.5 [Restricted Payments] of the Credit Agreement is hereby deleted in its entirety and replaced with the following:
(v)    so long as no Potential Default or Event of Default has occurred and is continuing, the Parent may (i) repurchase fractional shares of common stock of the Parent and (ii) repurchase shares of common stock of the Parent for cash, so long as the Parent would be in pro forma compliance, and shall demonstrate such pro forma compliance, with the financial covenants set forth in Section 8.2.15 [Financial Covenants] after giving effect thereto and, in addition, for any share repurchases completed prior to January 27, 2017, the Parent must demonstrate that on a pro forma basis after giving effect to such repurchase, the Leverage Ratio does not exceed 4.00 to 1.00; provided, in no event shall any Loan Party make payments on account of the repurchase of shares of the Parent in excess of $150,000,000 in the aggregate during the fiscal year ending April 22, 2016.
(c)Section 8.2.15.2 [Maximum Leverage Ratio] of the Credit Agreement is hereby deleted in its entirety and replaced with the following:
8.2.15.2    Maximum Leverage Ratio. The Loan Parties shall not at any time permit the Leverage Ratio, calculated as of the end of each fiscal quarter for the four (4) quarters then ended, to exceed the ratio set forth below for the fiscal quarter set forth below; provided, however, on or after January 27, 2017, the Borrower may request, no more than two (2) times during the term of this Agreement, an increase in the Leverage Ratio set forth below of .25 for three (3) fiscal quarters following delivery of written notification from the Borrower of a Permitted Acquisition involving total cash or non-cash consideration in excess of $50,000,000 and subject to the consummation of such Permitted Acquisition, together with a revised forecast evidencing pro forma compliance with this Section (both during and after the expiration of such three (3) fiscal quarters). The revised forecast shall provide in reasonable detail an income statement, balance sheet, and cash flow statement and outline the impact on the revised forecast resulting from this request. For example, if the Borrower has requested an increase in the Leverage Ratio in connection with a Permitted Acquisition which closes in the first fiscal quarter, the Borrower shall have until the end of the fourth fiscal quarter to bring the Leverage Ratio back to the level otherwise required as set forth below.

Fiscal Quarter Ending	Leverage Ratio
April 24, 2015 - April 22, 2016	4.50 to 1.00
July 22, 2016 - October 28, 2016	4.25 to 1.00
January 27, 2017 and thereafter	4.00 to 1.00

(d)Exhibit 8.3.3 [Quarterly Compliance Certificate] to the Credit Agreement is hereby amended and restated in its entirety in the form attached hereto.
4.Conditions Precedent. The effectiveness of this Amendment is subject to the receipt by the Administrative Agent on behalf of the Lenders of the following, in form and substance satisfactory to the Administrative Agent on or before the Execution Date (as herein defined); provided, that, subject to the foregoing, this Amendment shall be effective as of the Effective Date set forth above.
(a)Counterparts. The Administrative Agent shall have received from the Borrower, the Guarantors and the Required Lenders an executed counterpart original of this Amendment.
(b)Legal Details. All legal details and proceedings in connection with the transactions contemplated by this Amendment shall be in form and substance satisfactory to the Administrative Agent.
(c)Payment of Fees.
(i)The Borrower unconditionally agrees to pay to (A) the Administrative Agent, for the benefit of the Lenders which have executed and delivered this Amendment to the Administrative Agent on or before 5:00 pm (Pittsburgh, PA time) on May 11, 2015 (the "Execution Date") in accordance with their Ratable Shares, an amendment fee in the amount of 20.0 basis points of each such Lender's Revolving Credit Commitment as in effect on the Execution Date and (B) PNC Capital Markets LLC the structuring and arrangement fee set forth in the Engagement and Fee Letter dated April 16, 2015 among PNC Capital Markets, the Administrative Agent and the Borrower.
(ii)The Borrower unconditionally agrees to pay and reimburse the Administrative Agent and hold the Administrative Agent harmless against liability for the payment of all reasonable out-of-pocket costs, expenses and disbursements, including, without limitation, reasonable expenses of counsel, incurred by the Administrative Agent in connection with the development, preparation and execution of this Amendment and all other documents or instruments to be delivered in connection herewith.
5.Representations and Warranties of the Loan Parties. Each Loan Party covenants and agrees with and represents and warrants to the Administrative Agent and the Lenders as follows:
(a)such Loan Party possesses all of the powers requisite for it to enter into and carry out the transactions of such Loan Party referred to herein and to execute, enter into and perform the terms and conditions of this Amendment and any other documents contemplated herein that are to be performed by such Loan Party; and that any and all actions required or necessary pursuant to such Loan Party's organizational documents or otherwise have been taken to authorize the due execution, delivery and performance by such Loan Party of the terms and conditions of this Amendment and said other documents, and that such execution, delivery and performance will not conflict with, constitute a default under or result in a breach of any applicable Law or any agreement, instrument, order, writ, judgment, injunction or decree to which such Loan Party is a party or by which such Loan Party or any of its properties are bound, and that all consents, authorizations and/or approvals required or necessary from any third parties in connection with the entry into, delivery and performance by such Loan Party of the terms and conditions of this Amendment, the said other documents and the transactions contemplated hereby have been obtained by such Loan Party and are in full force and effect;

(b)this Amendment and any other documents contemplated herein constitute the valid and legally binding obligations of such Loan Party, enforceable against such Loan Party in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and by general equitable principles, whether enforcement is sought by proceedings at law or in equity;
(c)all representations and warranties made by such Loan Party in the Loan Documents are true and correct in all respects as of the date hereof (except to the extent any representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct on such earlier date), with the same force and effect as if all such representations and warranties were fully set forth herein and made as of the date hereof and such Loan Party has complied with all covenants and undertakings in the Loan Documents; and
(d)(i) no Event of Default has occurred and is continuing under the Loan Documents; and (ii) and there exist no defenses, offsets, counterclaims or other claims with respect to the obligations and liabilities of such Loan Party under the Credit Agreement or any of the other Loan Documents.
6.Reaffirmation; References to Credit Agreement. Each Loan Party reconfirms, restates and ratifies the Credit Agreement, the Guaranty Agreement and all other Loan Documents executed by such Loan Party in connection therewith, except to the extent the Credit Agreement, the Guaranty Agreement and any such Loan Document are expressly modified by this Amendment, and the Loan Parties confirm that the Credit Agreement, the Guaranty Agreement and all other Loan Documents have remained in full force and effect since the date of their execution. The parties hereby agree the execution and delivery of this Amendment is not intended to and shall not cause or result in a novation with regard to the existing indebtedness of the Borrower to the Administrative Agent or any Lender, which indebtedness shall continue without interruption and has not been discharged.
7.Successors and Assigns. This Amendment shall apply to and be binding upon, and shall inure to the benefit of, each of the other parties hereto and their respective successors and assigns permitted under the Credit Agreement. Nothing expressed or referred to in this Amendment is intended or shall be construed to give any person or entity other than the parties hereto a legal or equitable right, remedy or claim under or with respect to this Amendment or any Loan Documents, it being the intention of the parties hereto that this Amendment and all of its provisions and conditions are for the sole and exclusive benefit of the parties hereto.
8.Severability. If any one or more of the provisions contained in this Amendment or the Loan Documents shall be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Amendment or the Loan Documents shall not in any way be affected or impaired thereby, and this Amendment shall otherwise remain in full force and effect.
9.Governing Law. This Amendment shall be deemed to be a contract under the Laws of the State of Ohio and shall, for all purposes be governed by and construed in accordance with the Laws of the State of Ohio.
10.Counterparts; Facsimile or Electronic Signatures. This Amendment may be executed in any number of counterparts each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. Delivery of executed signature pages hereof by facsimile or other electronic method of transmission (such as "pdf") from one party to another shall constitute effective and binding execution and delivery thereof by such party. Any party that delivers its original counterpart signature to this Amendment by facsimile or other electronic method of transmission hereby covenants to personally deliver its original counterpart signature promptly thereafter to the Administrative Agent.

[SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE TO SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT]
IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Second Amendment to Amended and Restated Credit Agreement as of the day and year first above written.
BOB EVANS FARMS, LLC, an Ohio limited liability company

By: /s/ Mark E. Hood .
Mark E. Hood, Manager and Chief Financial Officer

GUARANTORS:
BOB EVANS FARMS, INC., a Delaware corporation
By: /s/ Mark E. Hood .
Mark E. Hood, Office of the Chief Executive Officer and Chief Financial Officer

BEF FOODS, INC., an Ohio corporation
By:/s/ J. Michael Townsley .
J. Michael Townsley, President [SIGNATURE PAGE TO SECOND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT]
PNC BANK, NATIONAL ASSOCIATION, individually and as Administrative Agent
By: /s/ George M. Gevas .
Name: George M. Gevas
Title: Senior Vice President